

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 06 2002
SEC MAIL PROCESSING SECTION
WASH, D.C.
354

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-43113

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First Busey Securities, Inc.**

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**502 West Windsor Road**
(No. and Street)

| **Champaign** | **Illinois** | **61820** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Barbara J. Jones** **(217) 365-4500**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 10 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**McGLADREY & PULLEN, LLP**
(Name - *if individual, state last, first, middle name*)

| **1806 Fox Drive** | **Champaign** | **Illinois** | **61820** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, **Curt A. Anderson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Busey Securities, Inc.**, as of **December 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

"OFFICIAL SEAL"
CATHLEEN A. VOSS
Notary Public, State of Illinois
My Commission Expires 09/05/05

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST BUSEY SECURITIES, INC.

## CONTENTS


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM

## INDEPENDENT AUDITOR'S REPORT

**To the Board of Directors**
**First Busey Securities, Inc.**
**Champaign, Illinois**

We have audited the accompanying statements of financial condition of **First Busey Securities, Inc.**, a wholly-owned subsidiary of First Busey Corporation, as of December 31, 2001 and 2000, and the related statements of operations, stockholder's equity, and cash flows for each of the years in the three-year period ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Busey Securities, Inc.** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Champaign, Illinois
January 25, 2002

FIRST BUSEY SECURITIES, INC.

**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2001 and 2000**

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,546,365 | $ 1,539,226 |
| Due from clearing broker | 128,744 | 140,858 |
| Insurance lease payments receivable | 1,865 | 12,749 |
| Other receivables | 22,409 | 13,345 |
| Security deposit | 35,000 | 35,000 |
| Equipment, less accumulated depreciation 2001 $93,629; 2000 $66,360 | 151,290 | 172,283 |
| Customer list intangible, less accumulated amortization 2001 $400,000; 2000 $29,167 | - | 370,833 |
| Income tax receivable | 5,918 | 23,690 |
| **Total assets** | $ 1,891,591 | $ 2,307,984 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued expenses | $ 66,286 | $ 49,697 |
| Deferred income taxes | 17,072 | 10,130 |
| **Total liabilities** | 83,358 | 59,827 |
| Stockholder's Equity | | |
| Common stock, $100 par value; authorized 100,000 shares; issued and outstanding 500 shares | 50,000 | 50,000 |
| Additional paid-in capital | 460,000 | 460,000 |
| Retained earnings | 1,298,233 | 1,738,157 |
| **Total stockholder's equity** | 1,808,233 | 2,248,157 |
| **Total liabilities and stockholder's equity** | $ 1,891,591 | $ 2,307,984 |

See Notes to Financial Statements.

FIRST BUSEY SECURITIES, INC.

**STATEMENTS OF OPERATIONS**
**Years Ended December 31, 2001, 2000 and 1999**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues: | | | |
| Commissions | $ **2,306,850** | $ 2,021,329 | $ 1,585,128 |
| Interest income | **58,915** | 86,433 | 58,813 |
| Other income | - | 95,372 | 40,924 |
| Investment (losses) | **49,161** | - | (531) |
| **Total revenues** | **2,414,926** | 2,203,134 | 1,684,334 |
| Operating expenses: | | | |
| Commissions | **144,920** | 163,743 | 151,537 |
| Employee compensation and benefits | **1,247,347** | 970,144 | 647,332 |
| Occupancy and equipment rental | **123,684** | 99,953 | 71,485 |
| General and administrative | **724,359** | 363,655 | 236,072 |
| **Total expenses** | **2,240,310** | 1,597,495 | 1,106,426 |
| **Income before income taxes** | **174,616** | 605,639 | 577,908 |
| Income taxes | **214,540** | 248,309 | 225,426 |
| **Net (loss) income** | $ **(39,924)** | $ 357,330 | $ 352,482 |

See Notes to Financial Statements.

FIRST BUSEY SECURITIES, INC.

## STATEMENTS OF STOCKHOLDER'S EQUITY
**Years Ended December 31, 2001, 2000 and 1999**

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at December 31, 1998 | $ 50,000 | $ 60,000 | $ 1,028,345 | $ 1,138,345 |
| Net income | - | - | 352,482 | 352,482 |
| Balance at December 31, 1999 | 50,000 | 60,000 | 1,380,827 | 1,490,827 |
| Additional capital contribution | - | 400,000 | - | 400,000 |
| Net income | - | - | 357,330 | 357,330 |
| Balance at December 31, 2000 | 50,000 | 460,000 | 1,738,157 | 2,248,157 |
| Dividends paid | - | - | (400,000) | (400,000) |
| Net loss | - | - | (39,924) | (39,924) |
| Balance at December 31, 2001 | **$ 50,000** | **$ 460,000** | **$ 1,298,233** | **$ 1,808,233** |

See Notes to Financial Statements.

FIRST BUSEY SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001, 2000 and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash Flows from Operating Activities | | | |
| Net (loss) income | $ (39,924) | $ 357,330 | $ 352,482 |
| Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities: | | | |
| Depreciation | 30,479 | 26,601 | 21,829 |
| Amortization | 370,833 | 29,167 | - |
| Accretion of investment security discounts | - | - | (801) |
| Change in unrealized loss on investment securities | - | - | 531 |
| Provision for deferred income taxes | 6,942 | 8,713 | 4,006 |
| Loss on sales and dispositions of premises and equipment | 122 | - | - |
| Change in operating assets and liabilities: | | | |
| Decrease (increase) in due from clearing broker and insurance lease payments receivable | 22,998 | 677,679 | (735,144) |
| Increase in security deposit | - | - | (35,000) |
| (Increase) decrease in other receivables | (9,064) | (12,602) | (576) |
| Decrease (increase) in income tax receivable | 17,772 | 40,824 | (64,514) |
| Increase (decrease) in income tax payable | - | - | (6,697) |
| Increase (decrease) in accrued expenses | 16,589 | (2,729) | 41,393 |
| **Net cash provided by (used in) operating activities** | 416,747 | 1,124,983 | (422,491) |
| Cash Flows from Investing Activities | | | |
| Investment securities: | | | |
| Proceeds from maturities | - | - | 200,000 |
| Purchase of equipment | (9,608) | (71,215) | (133,846) |
| **Net cash provided by (used in) investing activities** | (9,608) | (71,215) | 66,154 |
| Cash Flows from Financing Activities | | | |
| Dividends paid | (400,000) | - | - |
| **Increase (decrease) in cash and cash equivalents** | 7,139 | 1,053,768 | (356,337) |
| Cash and cash equivalents: | | | |
| Beginning | 1,539,226 | 485,458 | 841,795 |
| Ending | $ 1,546,365 | $ 1,539,226 | $ 485,458 |
| **Supplemental Disclosures of Cash Flow Information:** | | | |
| Cash payments to parent company for income taxes | $ 189,826 | $ 198,772 | $ 292,631 |
| **Supplemental Disclosures of Non Cash Financing and Investing Activities:** | | | |
| Customer list intangible acquired through capital contribution from First Busey Corporation | $ - | $ 400,000 | $ - |

See Notes to Financial Statements.

FIRST BUSEY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

## Note 1. Nature of Business and Significant Accounting Policies

First Busey Securities, Inc. (the Company) is an Illinois corporation formed on April 13, 1990, for the purpose of conducting business as a broker/dealer in securities and servicing customers located primarily in Champaign County. The Company began its principal operations after receiving approval from the National Association of Securities Dealers (NASD) in April, 1991.

The Company is a wholly-owned subsidiary of First Busey Corporation, Urbana, Illinois, which is a financial holding company.

The Company is subject to the full provisions of rule 15c3-3 of the Securities and Exchange Commission, however, it operates as if it were complying with the provisions of Paragraph (k)(2)(ii) of rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company's commissions receivable are from its clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents to include funds invested in short-term money-market mutual funds.

Revenue recognition

Security transactions and related revenue and expenses are recorded on a trade date basis. Commission income and related expenses for transactions executed are recorded as of the date of the trade.

Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company computes its income tax liability on a separate return basis, although income taxes are filed on a consolidated basis with First Busey Corporation.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2. Customer List Intangible**

First Busey Corporation (FBC) exchanged 20,000 shares of its stock for the customer list of Secord Asset Management, Inc. located in Bloomington, Illinois. The fair value of the FBC stock was $20 per share at the date of exchange. The acquisition of the customer list was a capital contribution by FBC in the Company. The cost of acquiring the list was being amortized over its estimated life, which is eight years.

During the year ended December 31, 2001, the Company recognized an impairment write down of $325,000 on the customer list. The Company recognized this write down due to insignificant revenues that were generated from the list. This write down is included in general and administrative expenses.

**Note 3. Related Party Transactions**

The Company maintains a deposit account with Busey Bank, a wholly owned subsidiary of its parent, First Busey Corporation. The amount of cash on deposit as of December 31, 2001 and 2000 was $49,139 and $24,585, respectively.

The Company leases property and equipment under operating lease agreements with Busey Bank expiring on December 31, 2001, which have been renewed to December 31, 2002. Total rent expense for the years ended December 31, 2001, 2000 and 1999 was $86,579, $66,273 and $35,403, respectively. The 2002 lease obligation is $85,234.

The Company has entered into an agreement with First Busey Corporation to provide auditing, consulting and accounting services. Total service expense for the years ended December 31, 2001, 2000 and 1999 was $60,000, $48,000 and $30,000, respectively. The 2002 auditing, consulting and accounting service obligation is $84,000.

The Company has adopted and participates in the profit-sharing plan and employee stock ownership plan of First Busey Corporation. See Note 5.

**Note 4. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $1,481,468 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

**Note 5. Employee Benefit Plans**

All full-time employees who meet certain age and length of service requirements are eligible to participate in First Busey Corporation's profit-sharing plan and employee stock ownership plan. The contributions by the Company to the plans, if any, are determined solely by the Boards of Directors of First Busey Corporation and its subsidiaries and in no case may the annual contributions be greater than the amounts deductible for federal income tax purposes for that year. The rights of the participants vest ratably over a seven-year period. The employer contributions to the employee benefit plans for the years ended December 31, 2001, 2000 and 1999 were $32,000, $18,000 and $2,750, respectively.

**Note 6. Income Taxes**

The components of income tax expense follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Federal: | | | |
| Currently payable | $ 169,121 | $ 195,188 | $ 180,381 |
| Deferred | 5,686 | 7,135 | 3,750 |
| | 174,807 | 202,323 | 184,131 |
| State: | | | |
| Currently payable | 38,477 | 44,408 | 41,039 |
| Deferred | 1,256 | 1,578 | 256 |
| | 39,733 | 45,986 | 41,295 |
| Total | $ 214,540 | $ 248,309 | $ 225,426 |

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 2001 and 2000 due to nondeductible amortization of the customer list intangible totaling $370,833 and $29,167, respectively.

The net deferred tax liability of $17,072 and $10,130 as of December 31, 2001 and 2000, respectively, is the tax effect of the temporary difference resulting from equipment basis.

**Note 7. Off-Balance Sheet Risk**

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.




## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

**To the Board of Directors**
**First Busey Securities, Inc.**
**Urbana, Illinois**

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Champaign, Illinois
January 25, 2002

Schedule 1

FIRST BUSEY SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1
December 31, 2001

| | | |
|---|---|---|
| **Aggregate Indebtedness** | | |
| Accrued expenses | $ | 66,286 |
| **Net Capital** | | |
| Minimum required net capital | $ | 50,000 |
| Stockholder's equity | $ | 1,808,233 |
| Deductions: | | |
| Equipment | | 151,290 |
| Insurance lease payments receivable | | 1,865 |
| Other receivables | | 143,665 |
| Customer list intangible | | - |
| Haircut on money-market balance (2%) | | 29,945 |
| | | 326,765 |
| **Net capital** | | 1,481,468 |
| Minimum required net capital | | 50,000 |
| **Capital in excess of minimum requirement** | $ | 1,431,468 |
| Ratio of aggregate indebtedness to net capital | | .04 to 1 |

There are no variances between this computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part IIA, Form X-17A-5. Accordingly, no reconciliation is necessary.

**FIRST BUSEY SECURITIES, INC.**

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT UNDER EXHIBIT A OF RULE 15C3-3**
**December 31, 2001**

---

Although the Company is subject to the full provision of rule 15c3-3 of the Securities and Exchange Commission, it operates as if it were complying with the provision of Paragraph (k)(2)(ii) of rule 15c3-3. Because the clearing broker clears all transactions of the Company's customers on a fully-disclosed basis, carries all of the Company's customer accounts and maintains and preserves all related books and records customarily kept by a clearing broker/dealer and performs all custodial functions related to customer securities, there are no customer related balances that would be includable in the computation for determination of the reserve requirement under Exhibit A of rule 15c3-3. Accordingly, no amounts were required to be on deposit in the "Special Reserve Bank Account for the Exclusive Benefit of Customers" at December 31, 2001.

**FIRST BUSEY SECURITIES, INC.**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15C3-3**
**December 31, 2001**

---

Although the Company is subject to the full provision of rule 15c3-3 of the Securities and Exchange Commission, it operates as if it were complying with the provision of Paragraph (k)(2)(ii) of rule 15c3-3. Because the clearing broker clears all transactions of the Company's customers on a fully-disclosed basis, carries all of the Company's customer accounts and maintains and preserves all related books and records customarily kept by a clearing broker/dealer and performs all custodial functions related to customer securities, there are no customer related transactions at December 31, 2001, requiring the Company to reduce customer securities to possession and control.


McGLADREY & PULLEN, LLP
Certified Public Accountants



# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

**To the Board of Directors**
**First Busey Securities, Inc.**
**Urbana, Illinois**

In planning and performing our audit of the financial statements of **First Busey Securities, Inc.** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **First Busey Securities, Inc.**, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). Because **First Busey Securities, Inc.** does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by **First Busey Securities, Inc.** in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of **First Busey Securities, Inc.** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Champaign, Illinois
January 25, 2002